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Metropolitan Life Insurance Company
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101
212 578-2211

                                                                  [METLIFE LOGO]

MYRA L. SAUL
Associate General Counsel
Law Department
Tel 212  578-5334    Fax 212  578-1622

February 3, 2006


VIA EDGAR

Robert S. Lamont, Jr.
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

      Re:   Metropolitan Life Insurance Company ("MetLife")
            MetLife Separate Account E (the "Separate Account" and, together with MetLife, the "Registrants")
            Form N-4 Registration Statement
            SEC File Nos. 333-43970 and 811-4001

Dear Mr. Lamont:

      This correspondence is being filed to advise you of Registrants' intention to rely on no-action relief previously provided to, among others, Great-West Life & Annuity Insurance Company ("Great-West Letter").1 Based on that relief, Registrants will no longer file post-effective amendments under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940, as amended (the "1940 Act") for the non-qualified and qualified immediate variable income annuity contracts described in the registration statement of the MetLife Security Income Plan (the "Income Annuity"). Registrants will also no longer distribute updated prospectuses to existing owners of the Income Annuity, although Registrants will provide all existing owners of the Income Annuity the following information:

1. In compliance with Rule 30d-2 under the 1940 Act, the information required in the annual and semi-annual reports of the funds in which the Separate Account invests (the "Funds"); as well as current prospectuses for the Funds and any other periodic reports, all proxy materials, including proxy statements and related voting instructions, and other shareholder materials pertaining to the underlying investment portfolios of the Funds, as applicable.

2. Confirmations of Income Annuity owner transactions, including changes in allocation of investment base among the investment divisions and withdrawals, as applicable.

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1     See Great-West Life & Annuity Insurance Co. Pinnacle Series Account,
      SEC No-Action Letter, 1990 SEC No-Act. LEXIS 1188 (Oct. 23, 1990) (covering variable life insurance policies). The Commission staff has extended the relief provided by the Great-West Letter on a generic basis to both variable annuities and variable life insurance policies. See Generic Comment Letter, SEC No-Action Letter, 1990 SEC No-Act. LEXIS 1414 (Nov. 8, 1990). See also Metropolitan Life Insurance Company; et al., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 508 (Apr. 26, 1995); Mutual Benefit Variable Contract Account-12 of Mutual Benefit Life Insurance Company in Rehabilitation, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 895 (Aug. 20, 1992); Monarch Life Insurance Company, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 810 (Jun. 9,
      1992).

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3.    Within 120 days after the close of the fiscal year with regard to the
      Income Annuity, a statement that each Income Annuity owner, upon request, will be provided free of charge with audited financial statements for MetLife and audited financial statements for the Separate Account in the form that would be required in a post-effective amendment to a registration statement for variable annuity contracts.

4. At least once a year, a statement of the value of each Income Annuity owned by each Income Annuity owner.

In addition, MetLife represents that:

1. The annual report of the Separate Account on Form N-CSR, and the semi-annual report of the Separate Account on Form N-SAR, will be filed with the Commission in accordance with the requirements of Section 30 of the 1940 Act.

2. No new Income Annuities will be offered to the public, and MetLife does not currently contemplate commencement of such an offering in the future. If Income Annuities are again offered to the public by MetLife, or if changes are made to any existing Income Annuities, then MetLife will file a post-effective amendment relating to such Income Annuities and will comply with the prospectus delivery and annual updating requirements of the 1933 Act in connection with the public offering of such Income Annuities.

3. As of the date of this correspondence, there are less than fifteen (15) Income Annuity owners.

If you have any questions regarding this matter, please contact Diane E. Ambler, Esq., of Kirkpatrick & Lockhart Nicholson Graham LLP at (202) 778-9886.

Sincerely,

Metropolitan Life Insurance Company on behalf of itself and Metropolitan Life Separate Account E

/s/ Myra L. Saul
Myra L. Saul
Associate General Counsel

Metropolitan Life Separate Account E

/s/ Myra L. Saul
Myra L. Saul
Associate General Counsel

Cc:   Diane E. Ambler, Esq.
      Robert S. Lamont, Jr., Esq.

                             Legal Affairs Mission:
To provide exceptional professional services to our business partners and be the best in class for all of our disciplines.